

September 12, 2012

Via E-mail
Mr. Frank M. Svoboda
Chief Financial Officer
Torchmark Corp.
3700 South Stonebridge Drive
McKinney, TX 75070

> **Re:** **Torchmark Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 28, 2012**
> **File No. 001-08052**

Dear Mr. Svoboda:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

Form 10-K for the Fiscal Year Ended December 31, 2011

Consolidated Financial Statements

Notes to Consolidated Financial Statements
Note 2 – Statutory Accounting, page 68

1. Refer to the disclosure herein and in Note 12- Shareholders' Equity –Restrictions. Please provide us proposed revised disclosure to be included herein or in Note 12, as applicable, in future periodic reports that addresses the following or tell us why the disclosure is not necessary:

   - Disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements if significant in relation to the entity's statutory capital and surplus. If not significant, include clarifying disclosure. Refer to ASC 944-505-50-1b.

- Disclose the amount of consolidated retained earnings as of December 31, 2011 that is restricted or free of restriction for the payment of dividends to Torchmark Corporation's stockholders. Refer to rule 4-08(e)(1) of Regulation S-X.
- Disclose the amount of restricted net assets of Torchmark Corporation's subsidiaries as of December 31, 2011 as required by rule 4-08(e)(3)(ii) of Regulation S-X or clarify in your disclosure how your current disclosure meets this objective.

Note 15 Commitments and Contingencies
Litigation, page 107

2.   Your disclosure in the first paragraph that litigation will not have a material adverse effect is not clear when combined with disclosure that there is a potential for unpredictable material adverse judgments. Please provide us with disclosure to be included in future periodic reports that clarifies this disclosure or that complies with ASC 450-20-50-4 to include an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made for loss contingencies that are at least reasonably possible but not accrued.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant